Exhibit 1A-6B

PROMISSORY NOTE

Principal Amount: $100,000.00	Effective Date: ____March 28__, 2018

1.	Obligation. The undersigned, East Bay Permanent Real Estate Cooperative, Inc. (“Borrower”) hereby promises to pay to the order of Community Ventures (“Holder”) the Principal Amount stated above and interest as described below. As used in this Note, the term “Holder” includes each subsequent transferee or owner of this Note.

2.	Payment. Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

(a) Beginning on January 1, 2018 until the Maturity Date (as hereinafter defined), interest will accrue at a fixed rate of 6.85% per annum. On the First Payment Date (which shall be December 31, 2018) and continuing until the Maturity Date, Borrower will make two annual interest only installment payments followed by equal annual installment payments of principal and interest, in arrears, in an amount sufficient to fully amortize the principal balance of the Note and all accrued interest over an amortization period equal to the term of the loan less two years of interest only payments, as shown in the Amortization Schedule in Appendix A.

(b) The first annual payment will be due on the First Payment Date and each additional annual payment shall be due on the last day of each succeeding calendar year until and including the Scheduled Maturity Date.

(c) The “Maturity Date” is the date upon which all principal and interest is due and payable and is December 31, 2024.

3.	Prepayment. Pre-payment of this Note is available to Borrower at any time following the date of this Agreement, without penalty or premium, provided that such payment results in the receipt by Holder of $135,155.98.

4.	Manner and Time of Payments. Except to the extent otherwise provided herein, all payments and other amounts to be made by the Borrower hereunder shall be made in United States dollars, in immediately available funds, to the Holder at such account as the Holder shall specify by notice to the Borrower from time to time, not later than 5:00 p.m. pacific time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

5.	Late Payments. If any payment required to be made under the Note is not paid within fifteen (15) business days after the date due, Borrower shall increase the payment by $200, to reimburse Holder for the additional expenses to be incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment if it is more than 30 days late hereunder nor limit the rights and remedies available to Holder as a result of Borrower's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

6.	Lift Economy/Lift Economy Law Services. Beginning on the date of this Note, Lift Economy and/or Lift Economy Law shall work with Borrower to provide business and/or legal services. The content of the services to be provided shall be designed through ongoing consultation between Borrower and Lift Economy. In exchange for these services, Borrower shall pay a total fee of $18,000 to Lift Economy on a schedule to be mutually agreed upon. .

7.	Events of Default. Each of the following shall constitute an event of default (each, an “Event of Default”) hereunder:

(a)       Non-payment under Note. The failure of Borrower to pay any payment due and payable under this Note to Holder within thirty (30) days of when such payment is due.

(b)       Non-performance. The failure of Borrower to perform or observe any of the provisions, terms, covenants, conditions, or warranties of Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided therein.

8.	Remedies. Upon the occurrence of any Event of Default or any other situation in which one party believes that the other has failed to uphold their end of this agreement, prior to initiating any action in court, either party may request and both parties shall attend up to two mediation sessions in which the parties agree to work, in good faith, to find a workable solution. Parties agree to split the cost of mediation and each shall pay for their own additional costs, such as for legal counsel, if any. However, if the Event of Default is as a result of non-payment under section 7(a), this requirement for mediation shall not apply and Holder may pursue other remedies described in this paragraph below. If the mediation fails to bring parties to a resolution, then, in the case of an Event of Default, Holder shall have the option of declaring the entire unpaid balance of the Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of the Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate the Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy, or the failure to insist upon strict performance of any term of any of such documents, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Borrower thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

9.	Costs, Expenses and Review Fees. Except as otherwise provided in the section on mediation above, if Holder retains the services of legal counsel or other collection agents in order to collect any sums due hereunder after the occurrence of an Event of Default and the expiration of any applicable grace period, enforce any remedy available to Holder hereunder, or otherwise protect Holder's interests (including without limitation efforts to modify or vacate any automatic stay or injunction), Borrower agrees to pay to Holder on demand all reasonable costs and expenses in connection therewith, including without limitation, reasonable attorney's fees, court costs, and other expenses of litigation and collection, whether or not suit is brought or prosecuted to completion, and specifically including all such costs and expense incurred at, before or after trial and on appeal, whether or not taxable as costs, or in any bankruptcy proceeding, or in connection with post-judgment collection efforts. Any such amounts not paid promptly on demand shall be added to the outstanding balance of this Note. Borrower shall also pay on demand any reasonable charge of Holder in connection with the cancellation of this Note and/or the satisfaction of liens of record. Nothing contained in this Section 9 shall limit or impair the obligation of Borrower to pay any and all costs and expenses for which Borrower is otherwise liable hereunder, plus all other costs and expenses provided by law.

10.	Nature of Transaction; Interest Limitations; Severability; Limitations of Liability.

(a)       Borrower has issued this Note in a commercial transaction for business purposes.

(b)       All agreements between Borrower and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to Holder exceed the maximum amount permissible under the applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Borrower. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Borrower agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee or premium, and not interest.

(c)       If any term of this Note, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Note, or the application of such term to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term of this Note shall be valid and enforceable to the fullest extent permitted by law.

(d)       To the fullest extent permitted by law, neither party (including each party’s directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance or breach of this Agreement), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

Notwithstanding the foregoing, Holder’s (including Holder’s directors, officers, employees, agents, and representatives) total liability under this Agreement for any and all losses suffered by Borrower or any third party arising from this Agreement will be limited to $25,000.

11.	No Joint Venture. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Borrower or of any lessee, operator, manager, concessionaire or licensee of Borrower in the conduct of their respective businesses.

12.	Successors and Assigns. This Note inures to the benefit of Holder, its successors and assigns, and is binding upon Borrower, its successors and assigns, and the words “Borrower” and “Holder” whenever used herein shall be deemed and construed to include such respective successors and assigns.

13.	Amendment. This Note may not be amended, modified or changed except by a writing signed by both Holder and Borrower.

14.	Notices. Any and all notices, elections, demands, or requests permitted or required to be made under this Note shall be in writing, signed by the party giving such notice, election, demand or request, and shall be delivered personally, or sent by registered, certified, or Express United States mail, postage prepaid, or by Federal Express or similar nationally recognized delivery service requiring a receipt, to the other party at the address set forth above, or to such other party and at such other address within the United States of America as any party may designate as provided herein. The date of receipt of such notice, election, demand or request shall be the earliest of (i) the date of actual receipt, (ii) three (3) business days after the date of mailing by registered or certified mail, (iii) one (1) business day after the date of sending via overnight delivery by Express Mail, Federal Express or another similar service requiring a receipt, or (iv) the date of personal delivery (or refusal by or on behalf of the addressee upon presentation of a properly addressed notice for delivery).

15.	Captions. The captions or headings of the sections in this Note are for convenience only and shall not control or affect the meaning or construction of any of the terms or provisions of this Note.

16.	Governing Law; Jurisdiction. This Note is governed by the laws of the state of California. Except as otherwise provided in the provision about mediation, above, Borrower irrevocably submits to the jurisdiction of any California state court or the United States District Court for the Northern District of California over any suit, action or proceeding arising out of or relating to this Note and agrees that such courts shall have exclusive jurisdiction over any suit, action or proceeding. Borrower irrevocably waives, to the fullest extent permitted under applicable law, any objection it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Borrower (i) certifies that neither Holder nor any representative, agent or attorney of Holder has represented, expressly or otherwise, that the Holder would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that, in entering into this Note, Holder is relying upon, among other things, the waivers and certifications contained in this Note.

IN WITNESS WHEREOF, this Note has been duly executed as of the date first written above.

HOLDER: COMMUNITY VENTURES		BORROWER: EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

By:	/s/ Jennifer Kassan	By:	/s/ David Jaber

Name:	Jennifer Kassan	Name:	David Jaber

Title:	President	Title:	Treasurer

Appendix A

Amortization Schedule

Loan Terms
Principal:						$100,000.00
Interest rate:						6.85%
Annual payment:						$24,291.20
Number of payments:						7
Payment Schedule
#	Date	Balance	Payment	Principal	Interest	End Balance
1	12/31/2018	$100,000.00	$6,850.00	$0.00	$6,850.00	$100,000.00
2018	Totals	$100,000.00	$6,850.00	$0.00	$6,850.00	$100,000.00
#	Date	Balance	Payment	Principal	Interest	End Balance
2	12/31/2019	$100,000.00	$6,850.00	$0.00	$6,850.00	$100,000.00
2019	Totals	$100,000.00	$13,700.00	$0.00	$13,700.00	$100,000.00
#	Date	Balance	Payment	Principal	Interest	End Balance
3	12/31/2020	$100,000.00	$24,291.20	$17,441.20	$6,850.00	$82,558.80
2020	Totals	$100,000.00	$37,991.20	$17,441.20	$20,550.00	$82,558.80
#	Date	Balance	Payment	Principal	Interest	End Balance
4	12/31/2021	$82,558.80	$24,291.20	$18,635.92	$5,655.28	$63,922.89
2021	Totals	$82,558.80	$62,282.39	$36,077.11	$26,205.28	$63,922.89
#	Date	Balance	Payment	Principal	Interest	End Balance
5	12/31/2022	$63,922.89	$24,291.20	$19,912.48	$4,378.72	$44,010.41
2022	Totals	$63,922.89	$86,573.59	$55,989.59	$30,584.00	$44,010.41
#	Date	Balance	Payment	Principal	Interest	End Balance
6	12/31/2023	$44,010.41	$24,291.20	$21,276.48	$3,014.71	$22,733.92
2023	Totals	$44,010.41	$110,864.79	$77,266.08	$33,598.71	$22,733.92
#	Date	Balance	Payment	Principal	Interest	End Balance
7	12/31/2024	$22,733.92	$24,291.20	$22,733.92	$1,557.27	$0.00
2024	Totals	$22,733.92	$135,155.98	$100,000.00	$35,155.98	$0.00
Total		$0.00	$135,155.98	$100,000.00	$35,155.98	$0.00